Filed by Exelon Corporation

(Commission File No. 1-16169)

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Constellation Energy Group, Inc.

(Commission File No. 1-12869)

On June 1, 2011, Exelon began to use the following slides concerning the proposed merger and other information in a series of meetings with investors:

Exelon and Constellation Energy Merger Investor Meetings June 2011

Cautionary Statements Regarding
Forward-Looking Information

Except for the historical information contained herein, certain of the matters discussed in this communication constitute “forward-
looking statements” within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, both as amended by the Private Securities Litigation Reform Act of 1995. Words such as “may,” “will,” “anticipate,” “estimate,” “expect,” “project,”
“intend,” “plan,” “believe,” “target,” “forecast,” and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements. These forward-looking statements include, but are not limited to, statements regarding benefits of the proposed merger, integration plans and expected synergies, the expected timing of completion of the transaction, anticipated future financial and operating performance and results, including estimates for growth.
These statements are based on the current expectations of management of Exelon Corporation (Exelon) and Constellation Energy
Group, Inc. (Constellation), as applicable. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this communication. For example, (1) the companies may be unable to obtain shareholder approvals required for the merger; (2) the companies may be unable to obtain regulatory approvals required for the merger, or required regulatory approvals may delay the merger or result in the imposition of conditions that could have a material adverse effect on the combined company or cause the companies to abandon the merger; (3) conditions to the closing of the merger may not be satisfied; (4) an unsolicited offer of another company to acquire assets or capital stock of Exelon or
Constellation could interfere with the merger; (5) problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected; (6) the combined company may be unable to achieve cost-cutting synergies or it may take longer than expected to achieve those synergies; (7) the merger may involve unexpected costs, unexpected liabilities or unexpected delays, or the effects of purchase accounting may be different from the companies’ expectations; (8) the credit ratings of the combined company or its subsidiaries may be different from what the companies expect; (9) the businesses of the companies may suffer as a result of uncertainty surrounding the merger;

Cautionary Statements Regarding
Forward-Looking Information

(10) the companies may not realize the values expected to be obtained for properties expected or required to be divested; (11) the industry may be subject to future regulatory or legislative actions that could adversely affect the companies; and (12) the companies may be adversely affected by other economic, business, and/or competitive factors. Other unknown or unpredictable factors could also have material adverse effects on future results, performance or achievements of the combined company. Discussions of some of these other important factors and assumptions are contained in Exelon’s and Constellation’s respective filings with the Securities and Exchange Commission (SEC), and available at the SEC’s website at www.sec.gov, including: (1) Exelon’s 2010 Annual Report on
Form 10-K in (a) ITEM 1A. Risk Factors, (b) ITEM 7. Management’s Discussion and Analysis of Financial Condition and Results of
Operations and (c) ITEM 8. Financial Statements and Supplementary Data: Note 18; (2)  Exelon’s Quarterly Report on Form 10-Q for
the quarterly period ended March 31, 2011 in (a) Part II, Other Information, ITEM 1A. Risk Factors, (b) Part I, Financial Information,
ITEM 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations and (c) Part I, Financial Information,
ITEM 1. Financial Statements: Note 12; (3) Constellation’s 2010 Annual Report on Form 10-K in (a) ITEM 1A. Risk Factors, (b) ITEM 7.
Management’s Discussion and Analysis of Financial Condition and Results of Operations and (c) ITEM 8. Financial Statements and
Supplementary Data: Note 12; and (4)  Constellation’s Quarterly Report on Form 10-Q for the quarterly period ended March 31,
2011 in (a) Part II, Other Information, ITEM 5.Other Information, (b) Part I, Financial Information, ITEM 2. Management’s Discussion
and Analysis of Financial Condition and Results of Operations and (c) Part I, Financial Information, ITEM 1. Financial Statements:
Notes to Consolidated Financial Statements, Commitments and Contingencies. These risks, as well as other risks associated with the proposed merger, will be more fully discussed in the joint proxy statement/prospectus that will be included in the Registration
Statement on Form S-4 that Exelon will file with the SEC in connection with the proposed merger.  In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this communication may not occur. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this communication.
Neither Exelon nor Constellation undertake any obligation to publicly release any revision to its forward-looking statements to reflect events or circumstances after the date of this communication.
(Continued)

Additional Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  Exelon intends to file with the SEC a registration statement on Form S-4 that will include a joint proxy statement/prospectus and other relevant documents to be mailed by Exelon and Constellation to their respective security holders in connection with the proposed merger of Exelon and Constellation. WE URGE INVESTORS AND
SECURITY HOLDERS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT
DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION
about Exelon, Constellation and the proposed merger.  Investors and security holders will be able to obtain these materials (when they are available) and other documents filed with the SEC free of charge at the SEC's website,
www.sec.gov.  In addition, a copy of the joint proxy statement/prospectus (when it becomes available) may be obtained free of charge from Exelon Corporation, Investor Relations, 10 South Dearborn Street, P.O. Box 805398, Chicago,
Illinois 60680-5398, or from Constellation Energy Group, Inc., Investor Relations, 100 Constellation Way, Suite 600C,
Baltimore, MD 21202. Investors and security holders may also read and copy any reports, statements and other information filed by Exelon, or Constellation, with the SEC, at the SEC public reference room at 100 F Street, N.E.,
Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 or visit the SEC’s website for further information on its public reference room.

Participants in the Merger Solicitation

Exelon, Constellation, and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction.
Information regarding Exelon’s directors and executive officers is available in its proxy statement filed with the SEC by
Exelon on March 24, 2011 in connection with its 2011 annual meeting of shareholders, and information regarding
Constellation’s directors and executive officers is available in its proxy statement filed with the SEC by Constellation on
April 15, 2011 in connection with its 2011 annual meeting of shareholders. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Creating Value Through a Strategic Merger
• Delivers financial benefits to both sets of shareholders
• Increases scale and scope of the business across the value chain
• Matches the industry’s premier clean merchant generating fleet with the leading retail and wholesale customer platform
• Diversifies the generation portfolio
• Continued upside to power market recovery
• Maintains a strong regulated earnings profile with large urban utilities
Combining Exelon’s generation fleet and Constellation’s customer-facing businesses creates a strong platform for growth and delivers benefits to investors and customers

• $7 billion
• $11 billion
• 11,430 (Total)
• 1,921 (Nuclear)
• 1.2 mil. (MD)
• 0.7 mil. (MD)
• 44 states & D.C.
(5)
• ~106 TWh/yr
• 15% Generation
• 50% Utility
• 35% NewEnergy
Combination Will Result in Enhanced Scale,
Scope, Flexibility and Financial Strength
(1)  Market Value as of 4/27/11. Enterprise Value represents Market Value plus Net Debt as of 3/31/11 for Exelon and 12/31/10 for Constellation
(2)  Data as of 12/31/10. Exelon data includes 720 MW for Wolf Hollow assets. Constellation data includes 2,950 MW for Boston Generation assets and excludes 550 MW for Quail Run.
(3)  Net of physical market mitigation assumed to be 2,648 MW.
(4)  TWh/yr represents 2011 booked electric sales. Exelon load includes ComEd swap.
(5)  Competitive and wholesale business also active in Alberta, British Columbia and Ontario, Canada.
(6)  Exelon EBITDA estimates per equity research. Constellation EBITDA estimates per company guidance.
Market  Value and
Enterprise Value
(1)
Pro forma Standalone
Owned
Generation
(in MW)
(2)
Regulated
Utilities
Competitive
Retail &
Wholesale
(4)
Business Mix
(6)
• $27 billion
• $41 billion
• 26,339 (Total)
• 17,047 (Nuclear)
Electric customers
• 5.4 mil. (IL, PA)
Gas customers
• 0.5 mil. (PA)
• 4 states
• ~59 TWh/yr
2012E EBITDA
• 51% Generation
• 49% Utilities
• $34 billion
• $52 billion
• 44 states & D.C.
(5)
• ~165 TWh energy sales
• Expect >50% pro forma EBITDA
from competitive business
• 35,121 (Total)
(3)
• 18,968 (Nuclear)
• 6.6 million electric & gas customers
in IL, PA and MD

Transaction Overview
• 100% stock – 0.930 shares of EXC for each share of CEG
• Upfront transaction premium of 18.1%
(1)
• $2.10 per share Exelon dividend maintained
• Expect to close in early 1Q 2012
• Exelon and Constellation shareholder approvals in 3Q 2011
• Regulatory approvals including FERC, DOJ, MD, NY, TX
• Executive Chairman: Mayo Shattuck
• President and CEO: Chris Crane
• Board of Directors: 16 total (12 from Exelon, 4 from Constellation)
• Exelon Corporation
• 78% Exelon shareholders
• 22% Constellation shareholders
• Corporate headquarters: Chicago, IL
• Constellation headquarters: Baltimore, MD
• No change to utilities’ headquarters
• Significant employee presence maintained in IL, PA and MD
Company Name
Consideration
Pro Forma
Ownership
Headquarters
Governance
Approvals &
Timing
(1)  Based on the 30-day average Exelon and Constellation closing stock prices as of April 27, 2011.

Exelon Transaction Rationale
• Increases geographic diversity of generation, load and customers in competitive markets
This transaction meets all of our M&A criteria and can be executed
Shared
Commitment to
Competitive
Markets
Enhances
Scalable Growth
Platform
Creates
Shareholder
Value
• Expands a valuable channel to market our generation
• Enhances margins in the competitive portfolio
• Diversifies portfolio across the value chain
• EPS break-even in 2012 and accretive by +5% in 2013
• Maintains strong credit profile and financial discipline
• Maintains earnings upside to future environmental regulations and power market recovery
• Adds stability to earnings and cash flow

• Adds mix of clean generation to the portfolio Clean
Generation Fleet

Constellation Transaction Rationale
• Upfront premium of 18.1%
(1)
• Dividend accretion of 103% post-closing
• Enhances upside to power market recovery and synergies
The transaction creates financial and strategic value that is consistent with
Constellation’s existing strategy
Creates
Shareholder
Value
• Creates balance sheet capacity to pursue growth opportunities throughout the competitive portfolio
• Reduces cost of capital
Balance Sheet
Strength
Complementary
Portfolios
• Advances strategy of matching load with physical generation in key competitive markets
• Lowers collateral costs of competitive businesses

(1)  Based on the 30-day average Exelon and Constellation closing stock prices as of April 27, 2011.

This Combination Is Good for Maryland
• Maintains employee presence and platform for growth in Maryland
– Exelon’s Power Team will be combined with Constellation’s wholesale and retail business under the Constellation brand and will be headquartered in Baltimore
– Constellation and Exelon’s renewable energy business headquartered in Baltimore
– BGE maintains independent operations headquartered in Baltimore
– No involuntary merger-related job reductions at BGE for two years after close
• Supports Maryland’s economic development and clean energy infrastructure
– $10 million to spur development of electric vehicle infrastructure
– $4 million to support EmPower Maryland Energy Efficiency Act
– 25 MWs of renewable energy development in Maryland
– Charitable contributions maintained for at least 10 years
• Provides direct benefits to BGE customers
– $5 million provided for Maryland’s Electric Universal Service Program (EUSP)
– Over $110 million to BGE residential customers from $100 one-time rate credit
We will bring direct benefits to the State of Maryland, the City of Baltimore and
BGE customers.  Total investment in excess of $250 million.

2Q 2011 3Q 2011
4Q 2011
1Q 2012
Merger
Announcement
Make Regulatory
Filings
Mail Proxy
Materials
Exelon and
Constellation
Shareholder
Meetings
Transaction Close
Divestiture
Process
Transaction Timetable

Secure Regulatory Approvals (including FERC, DOJ, Maryland, NRC,
New York and Texas)

Status of Merger Approvals (as of 5/31/11) 34

Transaction Economics Are Attractive for
Both Companies
• Refined synergy run-rate and costs to achieve
estimates due to greater accessibility and availability of
data post-merger announcement
– Higher net O&M savings over 5 years of ~$50
million
• Updated synergy run-rate of ~$310 million/year
– Additional synergies primarily from corporate and
commercial consolidation
• Total costs to achieve of ~$650 million
– Incremental costs to achieve attributable to
employee related costs and transaction costs
35
Financial Metrics
• EPS break-even in 2012 and accretive by +5% in 2013
• Free cash flow accretive beginning in 2012
• Lower consolidated liquidity requirements, resulting in cost savings
• Investment-grade ratings and credit metrics
Synergies
Other
~ 20%
Corporate &
Commercial
Consolidation
~ 80%

A Clean Generation Profile Creates Long-Term
Value in Competitive Markets
(1)   Net of physical market mitigation assumed to be 2,648 MW.
(2) Exelon generation includes Wolf Hollow acquisition (720 MW of natural gas). Constellation generation includes Boston Generation acquisition (2,950 MW of natural gas) and excludes Quail Run (~550 MW of natural gas). Constellation nuclear reflects 50.01% interest in Constellation Energy Nuclear Group
LLC.
36
Exelon Standalone
Total Generation: 26,339 MW
Constellation Standalone
(2)
Total Generation: 11,430 MW
Pro forma Company (Net of Mitigation)
(1)
Total Generation: 35,121 MW
Combined company remains the premier low-cost generator
Coal
5%
Oil
7%
Gas
13%
Hydro
7%
Wind/Solar/Other
3%
Nuclear
65%
Coal
24%
Nuclear
17%
Oil
3%
Gas
52%
3%
Wind/Solar/Other
2%
Hydro
Nuclear
54%
Coal
6%
Oil
6%
Gas
25%
Hydro
6%
Wind/Solar/
Other
3%

Increased Regional Diversity in PJM:
Capacity Eligible for 2014/15 RPM Auction
(1)
2014/15 RPM auction results were announced on May 13
th
, 2011
(1) All generation values are approximate and not inclusive of wholesale transactions; all capacity values are in installed capacity terms (summer ratings) located in the areas and adjusted for mid-year PPA roll-offs.
4,390 MW
37
Pro forma Company
4,390 MW
2,535 MW
9,230 MW
11,345 MW
Exelon Standalone
Constellation Standalone
8,700 MW
10,300 MW
1,500 MW
1,035 MW
1,045 MW
530 MW
42%
7%
51%
8%
15%
15%
63%
16%
34%
41%
9%
RTO MAAC EMAAC
EMAAC MAAC RTO SWMAAC
RTO EMAAC MAAC SWMAAC

119
20
20
550 550
867
825
552 260
415
516
1,340
550
500
800
702
600
550
0
200
400
600
800
1,000
1,200
1,400
1,600
1,800
2012 2013 2014 2015 2016 2017 2018 2019 2020
(in $M)
Constellation Regulated Constellation Unregulated Exelon Regulated Exelon Unregulated
Ample Liquidity and Manageable
Debt Maturities
Sources of Liquidity
Debt Maturity Profile (2012-2020)
(2)
• Exelon & Constellation (excluding utilities)
currently have $10.3 billion of liquidity
• Additional $2.2 billion of utility liquidity
• Matching retail load and generation
reduces liquidity requirements for
combined company
• $6.3B - $7.3 billion
(1)
of liquidity provides
ample cushion
38
(1) Based on preliminary analysis.
(2) Debt maturity schedule as of 12/31/10, except for make whole of Constellation Energy 2012 notes in January, 2011.
~75% of 2012 – 2016 debt
maturities consist of
regulated utility debt
(in $B)
(1)
Constellation
$4.2
Exelon
$6.1
$3 - $4
Pro forma
$6.3 - $7.3
Existing liquidity
(ex-utilities)
Reduction in
existing liquidity
Pro forma liquidity